UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 29, 2009
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated July 29, 2009.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
Date: July 29, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit I

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY OFFSHORE PARTNERS ANNOUNCES
PUBLIC OFFERING OF 6,500,000 COMMON UNITS
Hamilton, Bermuda, July 29, 2009 – Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it plans to offer 6,500,000 common units, representing limited partner interests, in a public offering. Teekay Offshore expects to grant the underwriters a 30-day option to purchase an additional 975,000 common units to cover over-allotments, if any. The Partnership expects to use the net proceeds from the public offering to repay amounts outstanding on one of its revolving credit facilities.
Teekay Offshore Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), and is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore currently owns a 51% interest in and controls Teekay Offshore Operating L.P. which has a fleet of 33 shuttle tankers (eight of which are chartered-in), four floating storage and offtake (FSO) units and eleven conventional crude oil Aframax tankers. The Partnership also has direct ownership interests in two shuttle tankers and one FSO.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO.”
The joint book running managers for this offering are Citi, BofA Merrill Lynch, UBS Investment Bank and Wells Fargo Securities. The co-managers are Raymond James and Deutsche Bank Securities.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, 11220, Attention: Prospectus Department; phone: (800) 831-9146; BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department; UBS Investment Bank, Attn: Prospectus Dept, 299 Park Avenue, New York, NY 10171, Tel: (888) 827-7275 or Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, New York 10152, Email: equity.syndicate@wachovia.com, Phone: (800) 326-5897.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the SEC). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.
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The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.
For Investor Relations enquiries contact:
Kent Alekson
Tel:  +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605
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